FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 15,2004

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On November 8, 2004, Syneron Medical Ltd. (the “Company”) issued a press release announcing that it would present at the 15th annual CIBC World Markets Healthcare Conference scheduled to take place on November 10, 2004 in New York.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated November 8, 2004, titled "Syneron to Present at CIBC World Markets Healthcare Conference"

On November 12,2004, Syneron Medical Ltd. (the “Company”) issued a press release announcing the appointment of 2 new Board members: Dan Sussekind and Dr. Michael Anghel who will serve as independent directors.

The following document is attached hereto and incorporated by reference herein:

Exhibit 2	Press release, dated November 12, 2004, titled ""Syneron Announces New Board Members"

On November 15, 2004, Syneron Medical Ltd. (the “Company”) issued a press release in which it announced that the Syneron Vela system has received CE mark approval for cellulite treatment and re-contouring of skin surface. The Vela will be formally launched at The EADV conference to be held in Florence, Italy November 17-21, 2004.

Exhibit 3	Press release, dated November 15, 2004, titled "Syneron's Vela System Receives CE Mark Approval for Cellulite Treatment"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: November 15, 2004